Exhibit 99.1

News Release

Intec Pharma Names Walt Linscott as Chief Administrative Officer

Mr. Linscott brings three decades of broad experience to new role

JERUSALEM (October 26, 2017) – Intec Pharma Ltd. (Nasdaq, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, today announced it has named Mr. Walt Linscott to the position of Chief Administrative Officer. Mr. Linscott brings to Intec three decades of global leadership, entrepreneurial and professional experience with broad business development, operational, regulatory, and transactional experience in the Life Sciences sector.

“We are delighted to welcome Walt to Intec. He is an accomplished executive with senior executive experience that will be invaluable to us as we build our organization and advance our Accordion Pill platform technology,” said Jeffrey A. Meckler, Chief Executive Officer of Intec Pharma. “We look forward to his contributions and guidance as we approach significant clinical milestones and near the completion of a pivotal Phase 3 clinical trial of our Accordion Pill Carbidopa/Levodopa.”

Mr. Linscott joins Intec after having co-founded a global consulting enterprise providing strategic advice to developing companies. Prior to his consulting role, Mr. Linscott held senior level executive positions at public and private medical device and pharmaceutical companies, including Cocrystal Pharma, Inc., Carestream Health, Inc. and Solvay Pharmaceuticals, Inc. In addition to this experience, he was partner at Thompson Hine LLP for seventeen years collectively, where he served as Partner in Charge and Chair of the firm’s Life Science Practice Group. Mr. Linscott holds Postgraduate Diploma in Global Business from the University of Oxford and a Postgraduate Diploma in Entrepreneurship from Cambridge University . He earned a bachelor’s degree from Syracuse University and a Juris Doctor from the University of Dayton School of Law. Mr. Linscott served on active duty as an Officer in the United States Marine Corps.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Bob Yedid

Life Science Advisors

(646) 597-6989

bob@lifesciadvisors.com